FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 27, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Annual and Extraordinary Shareholders' Meeting – Management Proposal

brasilagro

Message from Management

São Paulo, September 27th, 2021.

Dear Shareholders,

In the light of the Call Notice published on September 27th, 2021, in reference to the Annual and Extraordinary Shareholders’ Meeting (“Meeting”), we would like to underscore the importance of your participation in said meeting, to be held using an online-only format, on October 27th, 2021, at 2 p.m., on first notice, in order to resolve on the following Agenda:

1. Annual Meeting:

1.1. To examine the management accounts, analyze, discuss and, when applicable, vote on the Management’s Annual Report and the Company’s Financial Statements related to the social year ended on June 30th, 2021, including the Independent Auditors’ opinion and the Fiscal Council Report.

1.2. To resolve on the allocation of the net income reported for the year ended on June 30th, 2021, and the relevant distribution of dividends.

1.3. To resolve on the determination of the number of the members to comprise the Company’s Board of Directors, pursuant to the Company’s Bylaws, as well as on the election of the members (sitting members and alternates) of the Board of Directors.

1.4. To establish the Company’s management annual overall compensation for the year initiated on July 1st, 2021.

1.5. To resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as to establish the global annual compensation of the elected members that, pursuant to the third paragraph of Article 162 of Law No. 6.404/76 (“LSA”) shall not be less, for each member, than ten percent (10%) of the average compensation assigned to the Company’s executive officers.

2. Extraordinary Meeting:

2.1. To decide on the amendment of Article 6 of the Company’s Bylaws and its consolidation, in order to reflect the capital increases approved by the Board of Directors at meetings held on February 3, 2021 and May 14, 2021.

We request that the shareholders should carefully read the documents related to the Meeting, available on the websites of the Company (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

If you have any questions or concerns, please contact the Investor Relations Department by phone (55-11) 3035-5350 or by e-mail ri@brasil-agro.com.

André Guillaumon Chief Executive Officer	Gustavo Javier Lopez Investor Relations Officer
Eduardo S. Elsztain Chairman of the Board of Directors

Guidelines on Participation in Annual and
Extraordinary Shareholders’ Meeting

Shareholders’ participation in the Company’s Shareholders’ Meeting is of utmost importance.

The holding of the Annual Shareholders’ Meeting, on first notice, will require the presence of at least one quarter (1/4) of the Company’s capital stock. For the Extraordinary Shareholders’ Meeting to discuss the proposed amendments to the Bylaws, on first notice as well, will require the presence of at least two thirds (2/3) of the Company’s capital stock, based on the legislation in force.

If these quorums are not reached, the Company will publish a new Call Notice announcing a new date for holding the Meetings on a second call, which may take place in the presence of any number of shareholders.

Considering the online-only format which will be used in the Meeting, the shareholders’ participation, or their legal representative’s participation will be: (a) through digital platform, for those who present their documents and a request to participate according to the orientation provided on the Call Notice; or (b) by filling and sending the Remote Voting Card, under the terms of CVM Instruction 481.

1. Documents

Pursuant to article 5 of ICVM 481, as amended by ICVM 622, in order to participate online in the Meeting using the “Zoom” electronic platform, shareholders, their representative or attorneys-in-fact shall send an email to the Company at (ri@brasil-agro.com) requesting to attend the Meeting up to 48h prior to the Meeting (i.e., October 25, 2021 at 2 p.m BRT).

The request to participate shall be accompanied by: (i) a document identifying the shareholder, their legal representative or appointed proxy, (ii) the Meeting participant’s telephone number; and (iii) email address to where the Company will send the link to access the Meeting. Additionally, the documentation described below shall be sent:

1.1. For individuals

(a) photo ID;

(b) if represented by proxy, the power of attorney granting special powers;

(c) if applicable, a photo ID of the proxy;

(d) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

1.2. For legal entities

(a) the most recent restated Bylaws or Articles of Incorporation;

(b) corporate documents proving powers of representation;

(c) photo ID of the legal representative(s);

(d) if represented by proxy, the power of attorney granting special powers;

(e) if applicable, a photo ID of the proxy;

(f) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

1.3. For investment funds

(a) the most recent restated fund regulations;

(b) the most recent restated Bylaws or Articles of Incorporation of the portfolio manager or administrator, subject to the fund’s voting policy;

(c) corporate documents proving powers of representation;

(d) photo ID of the portfolio manager’s or administrator’s legal representative(s);

(e) if represented by proxy, the power of attorney granting special powers;

(f) if applicable, a photo ID of the proxy;

(g) evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.).

The Company notes that, in relation to the documents above, in light of the current restrictions imposed or recommended due to the COVID-19 pandemic, on a strictly exceptional basis, (i) it will not require a sworn translation of documents originally issued in Portuguese, English or Spanish, or which are accompanied by the relevant translation into these languages, and (ii) it will accept those documents without signature notarization or authentication of copies, and each shareholder shall be responsible for the accuracy and integrity of any such documents presented, except for participation by Remote Voting Form sent directly to the Company by the shareholder.

2. Participation through digital platform

The digital platform provided by the Company for access and participation in the in the Company’s Meeting will be the Zoom virtual meeting application. Further information on the features of this platform can be found at: https://zoom.us.

Shareholders who choose to participate in the Company’s Meeting through digital platform should send their request to participate, according with the instructions provided on item 1 above, to the following email address: ri@brasil-agro.com, at least 48 hours (forty-eight hours) prior the date and time of the meeting - that is, by 2:00 pm on October 25th, 2021.

After receiving the documents as indicated above together with the necessary documentation to participate in the Meeting, accordingly with the terms and conditions previously stated on this document, the Company will send to the e-mail address stated on the request to participate the detailed instructions for the participant to access, together with the on-line address (link) for the Meeting.

The Company recommends to the shareholders who wish to participate in the Company’s Meeting by virtual means to familiarize themselves in advance with the use of the Zoom platform, as well as ensure the compatibility of their respective electronic devices for the use of the platform (by video and audio).

In addition, the Company requests such shareholders to access the Zoom platform at least 30 (thirty) minutes prior to the scheduled time of the Company’s Meeting in order to allow the validation of the access of all accredited shareholders/participants.

Through the Zoom platform, the accredited shareholders will be able discuss and vote on the agenda items, having access with video and audio to the virtual room where the Company’s Meeting will take place.

The Company shall not be responsible for any operational or connection problems that the shareholder may encounter, as well as for any other issues beyond the Company’s control that may hinder or make it impossible for the shareholder to participate in the Company’s Meeting by electronic means. Should the shareholder who has duly requested his/her participation by electronic means not receive the e-mail with instructions for access to the digital platform by 4:00 p.m. on October 26, 2021, he/she shall contact the Company by telephone at +55 (11) 3035-5350, by no later than 10:00 a.m. on October 27, 2021, in order to have his/her respective instructions for access sent back (or provided by telephone).

3. By proxy

Pursuant to Article 126, of LSA, the shareholders may be represented by a proxy constituted less than a year ago, which is a shareholder, an officer of the Company, a legal representative or a financial institution, and the investment fund manager shall represent his members, pursuant Article 126, of LSA, and paragraph 1º. Legal entities shareholders may be represented in accordance with their bylaws/social agreements.

The documents to be presented for participation in the Company’s Meeting will be the same as those required for the person participation mentioned above and, according to the representation, whether of individual, legal entity or investment funds.

4. Remote Voting Form

For this Meeting, the Company will provide the remote voting system established by article 21-A of CVM Instruction 481. In this context, shareholders may send their voting instructions on the agenda of the Meeting as from the present date:

(i) by instructing their custody agent providing this service on the completion of the remote voting form, in the case of shareholders with shares deposited with a central securities depository; or

(ii) by instructing the bookkeeping agent of the Company, Itaú Corretora de Valores, in the case of shareholders with shares deposited with the bookkeeping agent; or

(iii) by completing the Meeting remote voting form and sending it directly to the Company, in accordance with the form made available at CVM, B3 and the Company’s (www.brasil-agro.com) websites.

In the case of divergence between any remote voting form directly received by the Company and the voting instructions contained in the full list of votes sent by the bookkeeping agent for the same CPF or CNPJ tax registration number, the voting instructions contained in the bookkeeping agent’s voting list will prevail, and the remote voting form directly received by the Company will be disregarded.

During the voting period, shareholders may change their voting instructions as many times as they deem necessary, and the last voting instruction received will be acted on by the Company.

Once the voting period is closed, shareholders may no longer change the voting instructions already sent. If a shareholder considers that a change is necessary, such shareholder must attend the Shareholders’ Meeting through digital platform, bearing the documents required in items 1 and 2 above, and ask for the voting instructions sent via distance voting form to be disregarded.

4.1. Exercise of remote vote sent through service providers

Shareholders who opt to exercise their remote voting rights through service providers must transmit voting instructions to their custody agent or the Company’s bookkeeping agent, in accordance with the rules established by the latter. Shareholders must therefore contact their custody agents or the bookkeeping agent to verify the procedures established by the latter for the issue of voting instructions via remote voting form, and the documents and information required by the custody agents for the purpose.

Custody agents will forward the shareholder’s vote received to B3 Central Securities Depository, which, in turn, will create a voting list to be sent to the Company’s bookkeeping agent.

Under the terms of CVM Instruction No. 481 shareholders must transmit the remote voting form filled as instructed to their custody agents or to the bookkeeping agent to be received by October 20, 2021, unless a different deadline is established by the custody agents.

It is worth noting that, as determined by CVM Instruction 481, B3 Central Securities Depository, when receiving shareholders’ voting instructions through their custody agents, will disregard any divergent instructions on the same resolution that have been issued by the same CPF or CNPJ tax registration number. Additionally, the bookkeeping agent, also in line with CVM Instruction No. 481, will disregard any divergent instructions on the same resolution that have been issued by the same CPF or CNPJ tax registration number.

4.2. Remote voting forms sent by the shareholder directly to the Company

Shareholders who opt to exercise their voting right remotely may alternatively do so directly to the Company and, in this case, should forward the following documents to Avenida Brigadeiro Faria Lima, 1.309, 5º andar, Jardim Paulistano, CEP: 01452-002, São Paulo/SP – Brazil, for the attention of the Investor Relations Office:

(a) a physical copy of Remote Voting Form, duly completed, initialed and signed; and

(b) a certified copy of the documents required in item 1 above.

Shareholders may also, if they prefer, send scanned copies of the documents referred to in (a) and (b) above via e-mail to ri@brasil-agro.com, in which case they must also send the original remote voting form(s) and certified copies of the other documents required to be received by October 20, 2021 at Avenida Brigadeiro Faria Lima, 1.309, 5º andar, Jardim Paulistano, CEP: 01452-002, São Paulo/SP – Brazil, with attention to the Investor Relations Office. Once the documents referred to in (a) and (b) above are received, the Company will notify the shareholder of the receipt of such documents and of their acceptance or refusal, under the terms of CVM Instruction 481.

If any remote voting form sent directly to the Company is not fully completed or accompanied by the supporting documents described in item (b) above, it will be disregarded, and the shareholder will be notified at the electronic address indicated in item 3 of the distance voting form.

The documents referred to in (a) and (b) above must be filed with the Company by October 27, 2021. Any distance voting forms received by the Company after this date will be disregarded.

Management Proposal

We hereby provide you with following additional and clarificatory information regarding the matters on the agendas for the Meeting to be held on October 27th, 2021, as follows:

1. Annual Meeting:

1.1. Financial Statements

The Management of BrasilAgro recommends that you vote in favor of approving the Management Report and the Financial Statements along with the independent auditors’ and the Fiscal Council’s reports for the year ended June 30, 2021, which are available on the websites of the Company (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

For more information, see Annex I - Management Comments on the Company’s Financial Position, pursuant to item 10 of the Reference Form.

1.2. Allocation of the financial result for the fiscal year ended June 30, 2021.

The Management of BrasilAgro recommends that you vote to approve the proposal to allocate the net income booked for the fiscal year ended June 30, 2021, as follows:

R$
Net Income for the Year	317,645,745.14
(-) Legal Reserve (5%)	(15,882,287.26)
Adjusted Net Income	301,763,457.88
(-) Compulsory Dividends - 25% of the adjusted net income	(75,440,864.47)
(-) Proposed Additional Dividends	(184,559,135.53)
Proposed Dividends	(260,000,000.00)
Reserve for Investment and Expansion	41,763,457.88

LEGAL RESERVE: Pursuant to article 193 of Law 6,404/76, five per cent (5%) of Net Income, in the amount of R$ 15,882,287.26 shall be allocated to the constitution of Legal Reserve.

DIVIDENDS: Pursuant to article 35 of the Company’s Bylaws and to Article 202 of Law 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of R$ 260,000,000.00, corresponding to R$ 2. 621181215 per share, excluding treasury shares, on 06.30.2021. The payment of dividends shall be carried out in up to 30 days counted as of the date of their statement. The dividends shall be paid to those holding shareholding position at the Company at the end of the date on which the Annual Shareholders’ Meeting approving the financial statements for the fiscal year ended on 06.30.2021 is held, it being understood that, as of the following day, the Company’s shares shall be traded “ex” dividends.

RESERVE FOR INVESTMENT AND EXPANSION: The outstanding balance of the Adjusted Net Income, pursuant to article 35, subparagraph (c), of the Company’s By Laws, in the amount of R$ 41,763,457.88, shall be allocated to the Reserve for Investment and Expansion, whose purpose is the carrying out of investments for development of the Company’s activities, investments in properties and in the acquisition of new properties aiming at the expansion of the Company’s activities, in addition to investments in infrastructure for expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the acquisition by the Company the shares of its own issuance, subject to the terms and conditions of the repurchase program of shares approved by the Board of Directors.

We would also like to mention that the currently proposed allocation is clearly reflected in the Financial Statements drafted by the Company’s management, which have already been widely disclosed as required by applicable legislation.

For more information, see Annex II - Information pointed out in annex 9-1-II to CVM Instruction 481.

1.3. Determination of the number of the members to comprise the Company’s Board of Directors, pursuant to the Company’s Bylaws, as well as on the election of the members (sitting members and alternates) of the Board of Directors

BrasilAgro’s Management recommends that the Board of Directors be comprised of 9 (nine) members and that its shareholders vote for: (iiiii) re-election of Mr. Eduardo S. Elsztain, Mr. Alejandro G. Elsztain, Mr. Saul Zang, Mr. Carlos Blousson, Mr. Alejandro Casaretto, Mr. João de Almeida Sampaio Filho, Mr. Isaac Selim Sutton and Mr. Bruno Magalhães to the positions of sitting members of the Board of Directors; and (ii) election of Mr. Efraim Horn, to the positions of sitting members of the Board of Directors (replacing, Camilo Marcantonio); (iii) the re-election of Carolina Zang and Gastón Armando Lernoud to the positions of first and second alternate members of the Board of Directors, respectively, solely in the case of a vacancy in the position of a Non-Independent member of the Board of Directors, it being understood that, in the event of a first vacancy in the position of any Non-Independent member of the Board of Directors, the first alternate, shall occupy the position; and (iv) re-election of Mr. Ricardo de Santos Freitas to the position of alternate member of the Board of Directors, to be sworn in the event of vacancy of a member of the Board of Directors and exclusively in the exclusive case of vacancy of the position of Independent Member, and always for the term of office of the Independent Director to be substituted.

1.4. Management’s Compensation

The Management of BrasilAgro recommends that the annual global compensation of the Company’s managers for the fiscal year started on July 1, 2021, is established at up to R$ 14,081,850.00, including all benefits and any amounts for representation, with Board of Directors having authority to subsequently set the individual amounts to be paid to each director, taking into consideration their duties, abilities, professional reputation and the market value of their services.

The annual global compensation proposed for the 21/22 fiscal year, as approved by BrasilAgro’s Management, corresponds to the same amount of the annual global compensation approved on the last fiscal year.

For more information, see Annex III - Information pointed out in item 13 of the Reference Form, due to the proposal on the determination of the Company’s management compensation.

1.4. Reelection of the sitting members and alternate members of the Company’s Fiscal Council, as well as the annual global compensation of the elected members

The Management of BrasilAgro recommends that its shareholders vote in favor of the re-election of Messrs Fabiano Nunes Ferrari, Ivan Luvisotto Alexandre and Débora de Souza Morsch for the positions of sitting members of the Fiscal Council, as well as Marcos Paulo Passoni as an alternate member to Mr. Ivan Luvisotto Alexandre. The Management of BrasilAgro also recommends that its shareholders vote in favor of election of Mr. Mauricio Bispo de Souza Dantonio as an alternate member to Mr. Fabiano Nunes Ferrari and Mr. Ruan Pires as an alternate member to Mrs. Débora de Souza Morsch, for unified mandates that shall end at the Annual Shareholders’ Meeting that approves the financial statements related to the fiscal year ending June 30, 2021.

The Management of BrasilAgro further recommends that the compensation of the sitting members of the Fiscal Council of the Company is equivalent to ten percent (10%) of that which, on average, is ascribed to each director, not including benefits, representation fees and profit sharing, besides mandatory reimbursement of travel and accommodation expenses required for the performance of their duties, as set forth in Law 6,404/76.

For more information, see Annex IV - Information indicated in items 12.5 to 12.10 of the Reference Form, for the candidates here indicated.

The Meeting Call Notice in reference to the Meeting to be held on October 27th, 2021, can also be viewed on the websites of the Company (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

2. Extraordinary Meeting:

2.1 Amendment to Article 6 of the Bylaws

The Management of BrasilAgro recommends that its shareholders vote in favor of the amendments of the “caput” of Article 6 of the Company’s Bylaws, in order to reflect the capital increases approved at the meetings of the Board of Directors held on February 3, 2021 and May 14, 2021.

For more information, see Annex V, which highlights the proposed amendments and a report detailing the justification of the proposed.

Additional Documents

We present below the supplementary documents for the analysis of matters included in the agenda of the Meeting to be held on October 27th, 2021.

Annex I – Proposed amendments and report detailing the origin and justification for the proposed amendments and analyzing its legal and economic effects.

It is available at the Company’s site (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at CVM site (www.cvm.gov.br) the Form of Standardized Financial Statements, comprising:

●	Management Report

●	Financial Statements

●	Independent Auditors’ Report

●	Fiscal Council Opinion

Annex I

Amendments to the Company’s Bylaws

PREVIOUS VERSION	AMENDED VERSION	JUSTIFICATION

Article 6 – The Company’s subscribed and paid share capital is R$ 699.810.576,79 (six hundred and ninety-nine million, eight hundred and ten thousand, five hundred and seventy-six reais and seventy-nine cents) divided into 62.104.301(sixty-two million, one hundred and four thousand, three hundred and one) common shares with no face value.

Article 6 – The Company’s subscribed and paid share capital is R$ 1.587.984.600,71 (one billion, five hundred and eighty-seven million, nine hundred and eighty-four thousand and six hundred reais and seventy-one cents) divided into 102.377.008 (one hundred and two million, three hundred and seventy-seven thousand and eight) common shares with no face value.

Update Article 6 to reflect the Company’s capital stock increase approved at the Board of Directors’ meetings held on February 3, 2021 and May 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2021	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer